Exhibit 99.1

Passing of Genmab A/S’ Annual General Meeting

Company Announcement

●	At Genmab A/S’ Annual General Meeting held today March 12, 2025, the Annual Report for 2024 was approved
●	Discharge was given to the Board of Directors and the Executive Management and the year’s profit was carried forward
●	The 2024 Compensation Report was approved
●	Six members of the Board of Directors were re-elected
●	Deloitte was re-elected as the auditor of the Company
●	The proposal from the Board of Directors to adopt amendments to the Remuneration Policy, the proposal on the Board of Directors' remuneration for 2025, the proposal to reduce the Company’s share capital with nominally DKK 2,076,853 by cancellation of the Company's holding of shares, the proposal to acquire treasury shares and the proposal to let the Company issue warrants were adopted

COPENHAGEN, Denmark; March 12, 2025 – Genmab A/S (Nasdaq: GMAB) held its Annual General Meeting, today at the Copenhagen Marriott Hotel, Copenhagen, Denmark. At the meeting, Deirdre P. Connelly, Chair of the Board of Directors gave – on behalf of the Board of Directors – a report on the Company’s activities during the past year. Chief Executive Officer Dr. Jan van de Winkel presented the Company’s plans for 2025, and Chief Financial Officer Mr. Anthony Pagano presented the Annual Report for 2024 endorsed by the auditors. The report was approved, and discharge was given to the Board of Directors and the Executive Management.

It was decided that the year’s profit of DKK 7,844 million be carried forward by transfer to retained earnings, as stated in the Annual Report.

The 2024 Compensation Report was approved.

Ms. Deirdre P. Connelly, Ms. Pernille Erenbjerg, Mr. Rolf Hoffmann, Ms. Elizabeth O’Farrell, Dr. Paolo Paoletti and Dr. Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period.

The Board of Directors is hereafter comprised of:

●	Ms. Deirdre P. Connelly,
●	Ms. Pernille Erenbjerg,
●	Mr. Rolf Hoffmann,
●	Ms. Elizabeth O’Farrell,
●	Dr. Paolo Paoletti,
●	Dr. Anders Gersel Pedersen,
●	Mr. Michael Kavanagh (Employee elected member),
●	Mr. Martin Schultz (Employee elected member),
●	Ms. Mijke Zachariasse (Employee elected member)

Deloitte Statsautoriseret Revisionspartnerselskab was re-elected as the Company’s auditor.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 10
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Passing of Genmab A/S’ Annual General Meeting

The General Meeting adopted the proposals from the Board of Directors, as follows:

●	The proposal to adopt amendments to the Remuneration Policy for the Board of Directors and Executive Management of Genmab A/S.
●	The proposal to adopt the Board of Directors’ remuneration for 2025.
●	The proposal to reduce the Company’s share capital for the purpose of cancelling treasury shares.
●	The proposal to authorize the Board of Directors to mandate the Company to acquire treasury shares.
●	The proposal to authorize the Board of Directors to let the Company issue warrants.

About Genmab
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For more than 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO) antibody medicines®.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 10
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122